UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
AMENDMENT  NO. 4
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

POWIN ENERGY CORPORATION
(Name of the Issuer)

Geoffrey L. Brown
President
Joseph Lu
Chief Executive Officer
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

73939Q204

(CUSIP Number of Class of Securities)

POWIN ENERGY CORPORATION
20550 SW 115th Ave.
Tualatin, OR 97062
(503) 598-6659

WITH COPIES TO:

Robert C. Laskowski, Esq.
520 SW Yamhill, Suite 600
Portland, OR 97204-1329
(503) 241-0780

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☒	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if this is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE (2)

$21,000	$2.62

(1)
Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the value of the securities proposed to be acquired consists of the estimated $21,000.00 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the cash to be paid in lieu of fractional shares.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $

Form or registration no.:

Filing party:

Date filed:

This Amendment No. 4 to the Issuer’s Rule 13E-3 Transaction Statement (“Transaction Statement”) is filed in connection with the Issuer’s going private transaction wherein the Issuer effected a 1-for-100 reverse stock split of its common stock, effective October 5, 2018. This Amendment No. 4 amends the Transaction Statement filed June 6, 2018, as amended by Amendment No. 1 on July 19, 2018; as amended by Amendment No. 2 on August 17, 2018; and as amended on September 12, 2018.

Effective October 5, 2018, the Issuer completed a 1-for-100 reverse stock split of its outstanding common stock. In the reverse stock split, each 100 shares of the Issuer’s common stock was converted into one (1) share of common stock and holders thereafter of fractional shares became entitled to and received a cash payment in lieu of fractional shares in the amount of $176.00 for each pre-split share that became a fractional share. As a result of the reverse stock split, shareholders who prior to the reverse stock split held less than 100 shares are no longer shareholders of the Issuer.

Immediately following the reverse stock split, the Issuer effected a 100-for-1 forward stock split for those shareholders who, following the reverse stock split, held at least one (1) whole share of common stock.

The reverse stock split resulted in the Issuer having 175 shareholders of record of its outstanding common stock. Accordingly, the Issuer has filed Form 15 contemporaneously with this amended Transaction Statement which immediately suspended the Issuer’s obligation to file periodic reports pursuant to Section 13 of the Securities Act of 1934, as amended, (“1934 Act”) and terminating the registration of the Issuer’s common stock under the 1934 Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Geoffrey L. Brown

Title: President

Name: Geoffrey L. Brown

Date: October 10, 2018.